UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  December, 2017

Commission File Number: 001-32405

NEVSUN RESOURCES LTD.
(Translation of registrant's name into English)

1750 - 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F [  ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED IN THIS FORM 6-K

99.1	Technical Report

99.2	Consent of Author Andrew Jennings

99.3	Consent of Author J. Daniel Stinnette

99.4	Consent of Author David McKay

99.5	Consent of Author Dylan MacGregor

99.6	Consent of Author Jarek Jakubec

99.7	Consent of Author Lucas Hekma

99.8	Consent of Author Martin Pittuck

99.9	Consent of Author Mihajlo Samoukovic

99.10	Consent of Author Neil M. Winkelmann

99.11	Consent of Author Peter Michael Manojlovic

99.12	Consent of Author Ray Walton

99.13	Consent of Author Riley Devlin

99.14	Tommaso Roberto Raponi

99.15	Certificate of Author Andrew Jennings

99.16	Certificate of Author J. Daniel Stinnette

99.17	Certificate of Author David McKay

99.18	Cerrtificate of Author Dylan MacGregor

99.19	Certificate of Author Jarek Jakubec

99.20	Certificate of Author Lucas Hekma

99.21	Certificate of Author Martin Pittuck

99.22	Certificate of Author Mihajlo Samoukovic

99.23	Certificate of Author Neil M. Winkelmann

99.24	Certificate of Author Peter Michael Manojlovic

99.25	Certificate of Author Ray Walton

99.26	Certificate of Author Riley Devlin

99.27	Certificate of Author Tommaso Roberto Raponi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nevsun Resources Ltd.

Date: December 6, 2017	By:	/s/ Joseph Giuffre
Joseph Giuffre
Chief Legal Officer